SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
                  --------------------------------------------


                                    FORM 11-K

|X| Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 1997

|_| Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Commission file number 0-21078

A.   Union Bankshares, Ltd. Profit Sharing 401(k) Plan

B.   Union Bankshares, Ltd.
     1825 Lawrence Street, Suite 444
     Denver, Colorado 80202
     (303) 298-5352

                             UNION BANKSHARES, LTD.
                           PROFIT SHARING 401(k) PLAN

                         Independent Accountants' Report
                            and Financial Statements

                           December 31, 1997 and 1996

                UNION BANKSHARES, LTD. PROFIT SHARING 401(k) PLAN


                           DECEMBER 31, 1997 AND 1996


                                TABLE OF CONTENTS


                                                                      PAGE

INDEPENDENT ACCOUNTANTS' REPORT........................................4

FINANCIAL STATEMENTS
  Statements of Net Assets Available for Benefits......................5
  Statements of Changes in Net Assets Available for Benefits...........7
  Notes to Financial Statements........................................9

SUPPLEMENTARY INFORMATION
  Item 27a - Schedule of Assets Held for Investment Purposes..........16
  Item 27d - Schedule of Reportable Transactions......................17

                         INDEPENDENT ACCOUNTANTS' REPORT


The Board of Trustees
Union Bankshares, Ltd. Profit Sharing 401(k) Plan
Denver, Colorado


    We have audited the accompanying statements of net assets available for benefits of UNION BANKSHARES, LTD. PROFIT SHARING 401(k) PLAN for the years ended December 31, 1997 and 1996, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of UNION BANKSHARES, LTD. PROFIT SHARING 401(k) PLAN as of December 31, 1997 and 1996, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

    The accompanying supplemental schedules as of or for the year ended December 31, 1997, are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 and are not a required part of the basic financial statements. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.




                                 /s/Baird, Kurtz & Dobson

Denver, Colorado
May 27, 1998

                UNION BANKSHARES, LTD. PROFIT SHARING 401(k) PLAN

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                             (WITH FUND INFORMATION)

                           DECEMBER 31, 1997 AND 1996

                                                                            1997
                                      ----------------------------------------------------------------------------------------
                                         Non-
                                      Participant
                                       Directed                      Participant Directed
                                      ----------- -----------------------------------------------------------------
                                                                                American Funds
                                         Union      Union    ------------------------------------------------------
                                      Bankshares, Bankshares,                                              Cash
                                         Ltd.        Ltd.        New     Investment  Income     Bond     Management
                                        Common      Common   Perspective Company of  Fund of   Fund of    Trust of
                                         Stock       Stock      Fund      America    America   America    America     Total
                                      ----------- ---------- ---------- ---------- ---------- ---------- ---------- ----------
         ASSETS

INVESTMENTS, AT FAIR VALUE
  Union Bankshares, Ltd. common stock  $1,516,153 $  658,864 $     --   $     --   $     --   $     --   $     --   $2,175,017
  The American Funds Group
    mutual funds:
      New Perspective Fund                   --         --      288,794       --         --         --         --      288,794
      Investment Company of America          --         --         --      476,345       --         --         --      476,345
      Income Fund of America                 --         --         --         --      460,532       --         --      460,532
      Bond Fund of America                   --         --         --         --         --       86,992       --       86,992
      Cash Management Trust of America       --         --         --         --         --         --      277,154    277,154
                                       ---------- ---------- ---------- ---------- ---------- ---------- ---------- ----------
                                        1,516,153    658,864    288,794    476,345    460,532     86,992    277,154  3,764,834
                                       ---------- ---------- ---------- ---------- ---------- ---------- ---------- ----------
EMPLOYER CONTRIBUTION
  RECEIVABLE                              124,210       --         --         --         --         --         --      124,210
                                       ---------- ---------- ---------- ---------- ---------- ---------- ---------- ----------

TRANSFER RECEIVABLE                         9,979       --          827      5,801       --         --         --       16,607
                                       ---------- ---------- ---------- ---------- ---------- ---------- ---------- ----------

NET ASSETS AVAILABLE
  FOR BENEFITS                         $1,650,342 $  658,864 $  289,621 $  482,146 $  460,532 $   86,992 $  277,154 $3,905,651
                                       ========== ========== ========== ========== ========== ========== ========== ==========


See Notes to Financial Statements

                UNION BANKSHARES, LTD. PROFIT SHARING 401(k) PLAN

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                             (WITH FUND INFORMATION)

                           DECEMBER 31, 1997 AND 1996

                                                                            1996
                                     -----------------------------------------------------------------------------------------
                                        Non-
                                     Participant
                                       Directed                       Participant Directed
                                     ------------  ----------------------------------------------------------------
                                                                                  American Funds
                                          Union      Union    -----------------------------------------------------
                                       Bankshares, Bankshares,                                              Cash
                                          Ltd.        Ltd.        New     Investment  Income     Bond     Management
                                         Common      Common   Perspective Company of  Fund of   Fund of    Trust of
                                          Stock       Stock      Fund      America    America   America    America     Total
                                        ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
         ASSETS

INVESTMENTS, AT FAIR VALUE
  Union Bankshares, Ltd. common stock  $  932,912 $  275,365 $     --   $     --   $     --   $     --   $     --   $1,208,277
  The American Funds Group
    mutual funds:
      New Perspective Fund                   --         --      347,925       --         --         --         --      347,925
      Investment Company of America          --         --         --      333,955       --         --         --      333,955
      Income Fund of America                 --         --         --         --      372,518       --         --      372,518
      Bond Fund of America                   --         --         --         --         --       89,764       --       89,764
      Cash Management Trust of America       --         --         --         --         --         --      390,869    390,869
                                       ---------- ---------- ---------- ---------- ---------- ---------- ---------- ----------
                                          932,912    275,365    347,925    333,955    372,518     89,764    390,869  2,743,308
                                       ---------- ---------- ---------- ---------- ---------- ---------- ---------- ----------
EMPLOYER CONTRIBUTION
  RECEIVABLE                              121,119       --         --         --         --         --         --      121,119
                                       ---------- ---------- ---------- ---------- ---------- ---------- ---------- ----------

TRANSFER RECEIVABLE                         1,819       --        1,376        411         20        358        342      4,326
                                       ---------- ---------- ---------- ---------- ---------- ---------- ---------- ----------

NET ASSETS AVAILABLE
  FOR BENEFITS                         $1,055,850 $  275,365 $  349,301 $  334,366 $  372,538 $   90,122 $  391,211 $2,868,753
                                       ========== ========== ========== ========== ========== ========== ========== ==========


See Notes to Financial Statements

                UNION BANKSHARES, LTD. PROFIT SHARING 401(k) PLAN

           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                             (WITH FUND INFORMATION)

                     YEARS ENDED DECEMBER 31, 1997 AND 1996

                                                                       1997
                                 ---------------------------------------------------------------------------------------------------
                                    Non-
                                 Participant
                                   Directed                      Participant Directed
                                 ----------- --------------------------------------------------------------------------
                                                                            American Funds
                                    Union       Union    --------------------------------------------------------------
                                 Bankshares,  Bankshares,                                                      Cash
                                    Ltd.         Ltd.        New      Investment   Income        Bond       Management
                                   Common       Common   Perspective  Company of   Fund of      Fund of      Trust of
                                    Stock        Stock      Fund       America     America      America       America      Total
                                 ----------  ----------- -----------  ----------- -----------  -----------  -----------  -----------
INVESTMENT INCOME
  Net appreciation in fair value $  518,652  $   214,150 $    32,360  $    59,933 $    34,537  $     1,538  $      --    $   861,170
    of investments
  Interest and dividends                606          250      21,167       47,040      55,865        6,162       16,480      147,570
                                 ----------  ----------- -----------  ----------- -----------  -----------  -----------  -----------
                                    519,258      214,400      53,527      106,973      90,402        7,700       16,480    1,008,740
                                 ----------  ----------- -----------  ----------- -----------  -----------  -----------  -----------
CONTRIBUTIONS
  Employer                          194,475         --          --           --          --           --           --        194,475
  Employee                             --         44,878      36,040       87,198      28,148        4,295        5,386      205,945
                                 ----------  ----------- -----------  ----------- -----------  -----------  -----------  -----------
                                    194,475       44,878      36,040       87,198      28,148        4,295        5,386      400,420
                                 ----------  ----------- -----------  ----------- -----------  -----------  -----------  -----------
  Total additions                   713,733      259,278      89,567      194,171     118,550       11,995       21,866    1,409,160
                                 ----------  ----------- -----------  ----------- -----------  -----------  -----------  -----------

BENEFITS PAID TO PARTICIPANTS        88,509        9,607      98,001      110,702       3,093        3,818       58,532      372,262
                                 ----------  ----------- -----------  ----------- -----------  -----------  -----------  -----------

TRANSFERS                           (30,732)     133,828     (51,246)      64,311     (27,463)     (11,307)     (77,391)        --
                                 ----------  ----------- -----------  ----------- -----------  -----------  -----------  -----------

NET INCREASE (DECREASE)             594,492      383,499     (59,680)     147,780      87,994       (3,130)    (114,057)   1,036,898

NET ASSETS AVAILABLE FOR
  BENEFITS, BEGINNING OF YEAR     1,055,850      275,365     349,301      334,366     372,538       90,122      391,211    2,868,753
                                 ----------  ----------- -----------  ----------- -----------  -----------  -----------  -----------

NET ASSETS AVAILABLE FOR
  BENEFITS, END OF YEAR          $1,650,342  $   658,864 $   289,621  $   482,146 $   460,532  $    86,992  $   277,154  $ 3,905,651
                                 ===========  =========== ===========  =========== ===========  ===========  ===========  ==========



See Notes to Financial Statements

                UNION BANKSHARES, LTD. PROFIT SHARING 401(k) PLAN

           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                             (WITH FUND INFORMATION)

                     YEARS ENDED DECEMBER 31, 1997 AND 1996

                                                                       1996
                                 ---------------------------------------------------------------------------------------------------
                                     Non-
                                 Participant
                                   Directed                      Participant Directed
                                 ----------- -------------------------------------------------------------------------
                                                                            American Funds
                                    Union       Union    -------------------------------------------------------------
                                 Bankshares,  Bankshares,                                                      Cash
                                    Ltd.        Ltd.         New      Investment    Income        Bond       Management
                                   Common      Common    Perspective  Company of    Fund of      Fund of      Trust of
                                    Stock       Stock       Fund       America      America      America       America      Total
                                 ----------  ----------   ----------  ----------   ----------   ----------   ----------   ----------
INVESTMENT INCOME
  Net appreciation (depreciation)
    in fair value of investments $  260,281  $   75,341   $   30,181  $   37,016   $   11,888   $     (396)  $     --     $  414,311
  Interest and dividends                546         158       18,106      19,767       35,940        5,848       18,776       99,141
                                 ----------  ----------   ----------  ----------   ----------   ----------   ----------   ----------
                                    260,827      75,499       48,287      56,783       47,828        5,452       18,776      513,452
                                 ----------  ----------   ----------  ----------   ----------   ----------   ----------   ----------
CONTRIBUTIONS
  Employer                          177,105        --           --          --           --           --           --        177,105
  Employee                             --        29,004       35,992      48,649       22,378        2,635        9,468      148,126
                                 ----------  ----------   ----------  ----------   ----------   ----------   ----------   ----------
                                    177,105      29,004       35,992      48,649       22,378        2,635        9,468      325,231
                                 ----------  ----------   ----------  ----------   ----------   ----------   ----------   ----------
  Total additions                   437,932     104,503       84,279     105,432       70,206        8,087       28,244      838,683
                                 ----------  ----------   ----------  ----------   ----------   ----------   ----------   ----------

BENEFITS PAID TO PARTICIPANTS         1,141          90        1,689         193         --           --           --          3,113
                                 ----------  ----------   ----------  ----------   ----------   ----------   ----------   ----------

TRANSFERS                           130,901     (60,122)       5,496     (17,583)     (62,693)       9,154       (5,153)        --
                                 ----------  ----------   ----------  ----------   ----------   ----------   ----------   ----------

NET INCREASE                        567,692      44,291       88,086      87,656        7,513       17,241       23,091      835,570

NET ASSETS AVAILABLE FOR
  BENEFITS, BEGINNING OF YEAR       488,158     231,074      261,215     246,710      365,025       72,881      368,120    2,033,183
                                 ----------  ----------   ----------  ----------   ----------   ----------   ----------   ----------

NET ASSETS AVAILABLE FOR
  BENEFITS, END OF YEAR          $1,055,850  $  275,365   $  349,301  $  334,366   $  372,538   $   90,122   $  391,211   $2,868,753
                                 ==========  ==========   ==========  ==========   ==========   ==========   ==========   ==========


See Notes to Financial Statements

                UNION BANKSHARES, LTD. PROFIT SHARING 401(k) PLAN

                          NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 1997 AND 1996


NOTE 1:       SIGNIFICANT ACCOUNTING POLICIES

VALUATION OF INVESTMENTS

    Investments are carried at their current value, which is the quoted market price on the last business day of the plan year.

PAYMENTS OF BENEFITS

    Benefits are recorded when paid.

INCOME TAX STATUS

    The Trust established under the Plan to hold the Plan's assets is qualified pursuant to the appropriate section of the Internal Revenue Code and, accordingly, the Trust's net investment income is exempt from income taxes. The Plan has obtained a favorable tax determination letter from the Internal Revenue Service (May 4, 1994) and the Plan sponsor believes that the Plan continues to qualify and to operate as designed.

USE OF ESTIMATES

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                UNION BANKSHARES, LTD. PROFIT SHARING 401(k) PLAN

                          NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 1997 AND 1996


NOTE 2:       PLAN DESCRIPTION

    The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

GENERAL

    The Plan is a defined contribution plan covering eligible employees of Union Bankshares, Ltd., and its subsidiaries (Company). The Plan was created and maintained for the purpose of enabling eligible employees and their beneficiaries to share in Company profits. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

PARTICIPATION

    Any employee who has attained the age of 21 years, who has completed 1,000 hours of service, and has been employed by the Company for a full year shall be eligible to participate in the Plan.

PARTICIPANT ACCOUNTS

    The Plan administrator maintains an account or accounts for each participant. Each participant's account is credited with the participant's contribution and allocation of (a) the Company's contribution, (b) forfeitures, and (c) Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

                UNION BANKSHARES, LTD. PROFIT SHARING 401(k) PLAN

                          NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 1997 AND 1996



NOTE 2:  PLAN DESCRIPTION (CONTINUED)

VESTING

    Participants are vested immediately in their voluntary contribution plus earnings thereon. Vesting in the remainder of their account is as follows:

                                                      Vested
           Years of Service                         Percentage
           ----------------                         ----------

           Less than 2 years                               0%
           2 but less than 3 years                        20%
           3 but less than 4 years                        40%
           4 but less than 5 years                        60%
           5 but less than 6 years                        80%
           6 years and thereafter                        100%

    No vesting credit will be allowed when an employee incurs a "break in service", defined as a Plan year in which less than 500 hours are worked. Therefore, vesting with respect to employees with a "break in service" is determined at each Plan year-end. Participants will become 100% vested at normal retirement age, total disability, or death.

DISTRIBUTION OF BENEFITS

    The Trustees of the Plan, at the written request of the Plan Committee, shall execute all required documents to make a distribution of benefits as provided by the Plan. Total vested benefits will be determined by the full value of each participant's account upon distribution for any of the above reasons. Payments may be made in a lump sum, installments, or by some other method.

CONTRIBUTION AND FUNDING

    Eligible participants may make voluntary contributions to the Plan provided that any voluntary contributions for all plans in which an employee may participate do not exceed 15% of the participant's compensation. Voluntary contributions may be restricted in amount by other provisions of the Plan.

                UNION BANKSHARES, LTD. PROFIT SHARING 401(k) PLAN

                          NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 1997 AND 1996



NOTE 2:  PLAN DESCRIPTION (CONTINUED)

CONTRIBUTION AND FUNDING  (CONTINUED)

    The Company contributes an amount equal to 50% of the participant's voluntary contribution up to a maximum of 3% of the participant's annual compensation. In addition, each plan year the Company makes an additional profit sharing contribution. During 1997 and 1996, the Company made profit sharing contributions of $124,210 and $117,050, respectively. All Company contributions are invested in the common stock of the Company.

PLAN TERMINATION

    Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

INVESTMENT OPTIONS

    Upon enrollment in the Plan, a participant may direct employee contributions in any of six investment options. All employer contributions are invested in the common stock of the Company.

     UNION BANKSHARES, LTD., common stock - Funds are invested in the common stock of Union Bankshares, Ltd.

     NEW PERSPECTIVE FUND - A global growth fund.

     INVESTMENT COMPANY OF AMERICA - A conservative domestic growth fund.

     INCOME FUND OF AMERICA - A balanced fund of stocks, bonds, and cash.

     BOND FUND OF AMERICA - Fixed income fund of corporate and government bonds.

     CASH MANAGEMENT TRUST OF AMERICA - A money market fund.

                UNION BANKSHARES, LTD. PROFIT SHARING 401(k) PLAN

                          NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 1997 AND 1996


NOTE 3:  INVESTMENTS

    Plan investments are summarized as follows:

                                           December 31, 1997         December 31, 1996
                                         ---------------------     ---------------------
                                         Number of                 Number of
                                         Shares or                 Shares or
                                         Principal     Fair        Principal    Fair
                                          Amount       Value        Amount      Value
                                         --------   ----------     --------   ----------

Common Stock, Union Bankshares, Ltd.       86,551   $2,175,017       73,787   $1,208,277
American Fund Mutual Funds:
  New Perspective Fund                     14,909      288,794       19,148      347,925
  Investment Company of America            16,862      476,345       13,783      333,955
  Income Fund of America                   25,916      460,532       22,549      372,518
  Bond Fund of America                      6,214       86,992        6,528       89,764
  Cash Management Trust of America        277,154      277,154      390,869      390,869
                                                    ----------                ----------

                                                    $3,764,834                $2,743,308
                                                    ==========                ==========

    The net change in the fair value of the Plan's investments, including investments bought, sold, and held during the years ended December 31, 1997 and 1996, are as follows:

                                                                    1997          1996
                                                                -----------    ----------

   Common Stock, Union Bankshares, Ltd.                         $   732,802    $  335,622
   Mutual Funds                                                     128,368        78,689
                                                                -----------    ----------

                                                                $   861,170    $  414,311
                                                                ===========    ==========


NOTE 4:       ADMINISTRATIVE COSTS

    Certain administrative functions are performed by officers or employees of the Company. No such officer or employee receives compensation from the Plan. The Company pays for all administrative costs of the Plan. These amounts are considered insignificant to the Plan as a whole.

                UNION BANKSHARES, LTD. PROFIT SHARING 401(k) PLAN

                          NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 1997 AND 1996



NOTE 5: RECONCILIATION OF DIFFERENCES BETWEEN THESE FINANCIAL STATEMENTS AND THE FINANCIAL INFORMATION REQUIRED ON FORM 5500

                                                           1997           1996
                                                       -----------    -----------

Net assets available for benefits as presented in
  these financial statements                           $ 3,905,651    $ 2,868,753
Adjustments:
  Benefits payable                                         (41,911)          --
                                                       -----------    -----------

Net assets available for benefits as presented
  on Form 5500                                         $ 3,863,740    $ 2,868,753
                                                       ===========    ===========


                                                           1997           1996
                                                       -----------    -----------

Net increase in net assets available for benefits as
  presented in these financial statements              $ 1,036,898    $   835,570
Adjustments:
  Benefits paid                                            (41,911)          --
                                                       -----------    -----------

Net increase in net assets available for benefits as
  presented on Form 5500                               $   994,987    $   835,570
                                                       ===========    ===========


NOTE 6:  BENEFITS PAYABLE

   Benefits payable to persons who have withdrawn from participation in the earnings and operations of the Plan in the amount of $41,911 at December 31, 1997, are included in net assets available for benefits.


NOTE 7:  SUBSEQUENT EVENT

    An amendment regarding the employee's investment options was made January 1, 1998. Under the new plan, the employees have the right to direct the employer contributions into any of six investment options. Previously, all employer contributions were invested in common stock of the Company. The plan administrator believes that the plan, as amended, continues to be designed and is being operated in compliance with the applicable requirements of the Internal Revenue Code.

                            SUPPLEMENTARY INFORMATION

              UNION BANKSHARES, LTD. PROFIT SHARING PLAN AND TRUST

           ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                                DECEMBER 31, 1997

                                                Shares or
                                                 Amount      Fair Value
                                                ---------   -----------
Common Stock, Union Bankshares, Ltd.               86,551   $ 2,175,017
The American Funds Group mutual funds:
  New Perspective Fund                             14,909       288,794
  Investment Company of America                    16,862       476,345
  Income Fund of America                           25,916       460,532
  Bond Fund of America                              6,214        86,992
  Cash Management Trust of America                277,154       277,154
                                                            -----------

                  Total Investments                         $ 3,764,834
                                                            ===========

              UNION BANKSHARES, LTD. PROFIT SHARING PLAN AND TRUST

                 ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS

                          YEAR ENDED DECEMBER 31, 1997


                                                    Number of        Total        Number of        Net           Total
                                                    Purchases       Value of       Sales         Selling        Cost of        Net
           Description of Assets                  Transactions     Purchases    Transactions      Price       Assets Sold     Gain
           ---------------------                  ------------  --------------  -------------  -----------  ---------------  -------

Series of transactions involving securities of the same issue that, in the aggregate, exceed
  5% of the plan assets for the beginning of the plan year:

  Common Stock, Union Bankshares, Ltd.                 Various      $  433,433      Various      $ 230,153    $  230,153    $   --

  The American Funds Group mutual funds:
    New Perspective Fund                                  --        $     --        Various      $ 149,583    $  149,583    $   --
    Income Fund of America                             Various      $  173,247         --                -    $        -    $   --


                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on their behalf by the undersigned thereunto duly authorized.


                                        UNION BANKSHARES, LTD. PROFIT SHARING
                                        401(k) PLAN

Date: June 29, 1998                     By  /s/ Herman J. Zueck
                                          --------------------------------------
                                        Name:  Herman J. Zueck
                                        Title:  Trustee


Date: June 29, 1998                     By  /s/ Charles R. Harrison
                                          --------------------------------------
                                        Name:  Charles R. Harrison
                                        Title:  Trustee


Date: June 29, 1998                     By  /s/ Bruce E. Hall
                                          --------------------------------------
                                        Name:  Bruce E. Hall
                                        Title:  Trustee

                                  EXHIBIT INDEX


     EXHIBIT
     NUMBER        DESCRIPTION OF EXHIBITS

      23.1         Consent of Baird, Kurtz & Dobson

                       CONSENT OF INDEPENDENT ACCOUNTANTS

We consent to the incorporation by reference in Form S-8 of our report on the financial statements included in the annual report on Form 11-K of Union Bankshares, Ltd. Profit Sharing 401(k) Plan for the year ended December 31, 1997.


                                                /s/ Baird, Kurtz & Dobson


Denver, Colorado
June 26, 1998